1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
CHRISTOPHER D. CARLSON christopher.carlson@dechert.com +1 212 698 3818 Direct +1 212 698 3599 Fax

April 11, 2013

VIA EDGAR

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Avenue Income Credit Strategies Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-187149; 811-22485

Dear Mr. Minore:

Per the discussion yesterday between you, Allison M. Fumai and myself with respect to your review of the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2013 (the “Registration Statement”), enclosed herewith is the following:

•                                          a draft legality of shares opinion to be included in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”);

•                                          a draft completed fee table to be included in the Amendment; and

•                                          the blackline of the Registration Statement provided to you via electronic mail on April 8, 2013.

If you have any questions, please feel free to contact me at (212) 698-3818.  Thank you.

Sincerely,

/s/ Christopher D. Carlson
Christopher D. Carlson

April     , 2013

Avenue Income Credit Strategies Fund

399 Park Avenue, 6th Floor

New York, New York 10022

Re:          Avenue Income Credit Strategies Fund

Ladies and Gentlemen:

We have acted as special Delaware counsel for Avenue Income Credit Strategies Fund, a Delaware statutory trust (the “Trust”), in connection with the matters set forth herein.  At your request, this opinion is being furnished to you.

We have examined and relied upon such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render the opinions expressed below, including the following documents:

(a)           The certificate of trust of the Trust, as filed with the office of the Secretary of State of the State of Delaware (the “Secretary of State”) on October 12, 2010 (the “Certificate of Trust”);

(b)           The Declaration of Trust, dated as of October 12, 2010, as amended and restated by the Amended and Restated Agreement and Declaration of Trust, dated as of December 9, 2010, by the trustees of the trust named therein (as so amended and restated, the “Trust Agreement”);

(c)           The By-Laws of the Trust, dated as of December 9, 2010 (the “By-Laws”);

(d)           A certificate of the secretary of the Trust, dated the date hereof, and attaching copies of resolutions adopted by the Board of Trustees (the forgoing are collectively referred to as the “Resolutions” and, together with the Trust Agreement and the By-Laws, are collectively referred to as the “Trust Documents”);

(e)           The Trust’s Registration Statement on Form N-2, as amended, filed on  April     , 2013 (the “Registration Statement”), including a preliminary prospectus (and the statement of additional information incorporated by reference therein dated April     , 2013 (the “Preliminary Prospectus”), with respect to the issuance of common shares of beneficial interest in the Trust, par value $0.001 per share (the “Shares”) issuable upon exercise of transferable rights to subscribe for common shares (the “Rights”), filed by the Trust with the United States Securities and Exchange Commission (the “Commission”);

(f)            A form of Dealer Management Agreement (the “Dealer Management Agreement”) to be entered into among the Trust, Avenue Capital Management II, L.P., Avenue Europe International Management, L.P. and UBS Securities LLC;

(g)           A form of Subscription Certificate evidencing the Rights;

(h)           The Instrument of Designation of Rights; and

(i)            A Certificate of Good Standing for the Trust, dated April     , 2013, obtained from the Secretary of State.

Initially capitalized terms used herein and not otherwise defined are used as defined in the Trust Documents.

As to various questions of fact material to our opinion, we have relied upon the representations made in the foregoing documents and upon certificates of officers of the Trust.

With respect to all documents examined by us, we have assumed (i) the authenticity of all documents submitted to us as authentic originals, (ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.

For purposes of this opinion, we have assumed (i) that the Trust Documents constitute the entire agreement among the parties thereto with respect to the subject matter thereof, including with respect to the formation, operation and termination of the Trust, and that the Trust Documents and the Certificate of Trust are in full force and effect and will not be amended, (ii) except to the extent provided in paragraph 1 below, the due organization or due formation, as the case may be, and valid existence in good standing of each party to the documents examined by us under the laws of the jurisdiction governing its organization or formation, (iii) the legal capacity of natural persons who are parties to the documents examined by us, (iv) that each of the parties (other than the Trust) to the documents examined by us has the power and authority to execute and deliver, and to perform its obligations under, such

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documents, (v) except to the extent provided in paragraphs 2 and 3 below, the due authorization, execution and delivery by all parties thereto of all documents examined by us, (vi) the payment by each Person to whom a Share is to be issued by the Trust (collectively, the “Shareholders”) for such Share, in accordance with the Trust Documents and the Dealer Manager Agreement and as contemplated by the Registration Statement, (vii) that the Shares and the Rights will be issued and sold in accordance with the Trust Documents and the Dealer Manager Agreement and as contemplated by the Registration Statement, (viii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein and (ix) that all documents submitted to us as forms will be duly completed in a manner consistent with the opinions stated herein.  We have not participated in the preparation of the Registration Statement (other than this opinion) and assume no responsibility for its contents except for this opinion.

This opinion is limited to the laws of the State of Delaware (excluding the securities laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto.  Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder which are currently in effect.

Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:

1.             The Trust has been duly formed and is validly existing in good standing as a statutory trust under the Delaware Statutory Trust Act, 12 Del. C. § 3801, et. seq.

2.             The Rights have been duly authorized for issuance, and when issued, will constitute valid and binding obligations of the Trust, enforceable against the Trust in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, dissolution, liquidation, moratorium, receivership, reorganization, fraudulent transfer and similar laws relating to and affecting the rights and remedies of creditors generally, (ii) principles of equity, including applicable law relating to fiduciary duties (regardless of whether considered and applied in a proceeding in equity or at law) and (iii) judicial imposition of an implied covenant of good faith and fair dealing.

3.             The Shares of the Trust to be issued upon exercise of the Rights have been duly authorized and, when issued, will be validly issued, fully paid and nonassessable beneficial interests in the Trust.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.  We also consent to the use of our name under the heading “Legal Opinions” in the Preliminary Prospectus.  In giving the foregoing consent, we do not thereby admit that we come within the category of persons whose consent is

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required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

EAM/JWP

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Example of Dilution to NAV Resulting from the Offer

(a)	Net asset value per Common Share (as of 4/5/2013)	$19.36
(b)	Total net assets (as of 4/5/2013)	$189,866,058
(c)	Estimated reduction in current net asset value per Common Share resulting from the Offer (“per share dilution”)(1)(2)	$0.61
(d)	Estimated percentage reduction in current net asset value per Common Share resulting from the Offer(1)(3)	3.2%

(1)

Assumes full exercise of the Rights being offered, that the Expiration Date was April 5, 2013, and that all of the Common Shares are sold at the estimated Subscription Price of $17.71 and deducts all expenses related to the issuance of the Common Shares in the Offer. The Fund, not investors, pays the sales load, which is ultimately thus borne by all Common Shareholders.

(2)

Item (c) was calculated by subtracting (A) the Fund’s estimated net asset value per Common Share immediately following the completion of the Offer from (B) the Fund’s net asset value per Common Share (as of April 5, 2013). The Fund’s estimated net asset value per Common Share immediately following the completion of the Offer was estimated (using the assumptions described in note (1) above) by dividing (X) the estimated net asset value of the Fund immediately following the Offer by (Y) the estimated total number of Common Shares outstanding immediately following the completion of the Offer.

(3)	Item (d) was calculated by dividing Item (c) by Item (a).

Fund expenses

Common Shareholder transaction expenses
Sales load (as a percentage of the Subscription Price)(1)	3.75%
Offering expenses (as a percentage of the Subscription Price)(1)	0.78%
Dividend reinvestment plan fees	None (2)

Annual expenses (as a percentage of net assets attributable to
Common Shares)(4)

Advisory fee(4)	1.88%
Interest expenses on bank borrowings(3)	0.59%
Other expenses(5)	0.57%
Total annual expenses(6)	3.04%
Less: expense reimbursement(7)	(0.07)%
Total annual expenses after expense reimbursement(5)	2.97%

The purpose of the tables above and the example below is to help you understand the fees and expenses that you, as an investor in the Fund through the exercise of Rights, would bear directly or indirectly. The expenses shown in the table under “Other expenses”, are estimated for the Fund’s current fiscal year, based on the Fund’s expenses during the period from November 1, 2011 through October 31, 2012 and assume that the Fund issues approximately 3,268,518 Common Shares in this Offer. The expenses shown in the table under “Interest expenses on bank borrowings”, “Total annual expenses” and “Total annual expenses after expense reimbursement” are estimated based on the Fund’s average net assets for the fiscal year ended October 31, 2012 of $154,480,223. The tables also reflect the estimated use of leverage by the Fund through bank borrowings representing in the aggregate 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such borrowings), and show Fund expenses as a percentage of net assets attributable to Common Shares.

(1)   The Fund has agreed to pay the Dealer Manager for its financial structuring and solicitation services a fee equal to 3.75% of the aggregate Subscription Price for the Common Shares issued pursuant to the Offer (i.e., the sales load) and to reimburse the Dealer Manager for its out-of-pocket expenses up to $100,000 The Fund will also pay expenses relating to the printing or other production, mailing and delivery expenses incurred in connection with materials related to the Offer, including all reasonable out-of-pocket fees and expenses, if any and not to exceed $10,000, incurred by the Dealer Manager, Selling Group Members (as defined below), Soliciting Dealers (as defined below) and other brokers, dealers and financial institutions in connection with their customary mailing and handling of materials related to the Offer to their customers. In addition, the Fund has agreed to pay a fee to each of the Subscription Agent and the Information Agent estimated to be $21,000 and $10,000, respectively, plus reimbursement for their out-of-pocket expenses related to the Offer. Total offering expenses (not including the sales load) are estimated to be $450,000, which assumes that the Offer is fully subscribed. The fee paid to the Dealer Manager is reflected in the table under “Sales load” and the other fees and expenses described in this note are reflected in the table under “Offering expenses.” The sales load and the offering expenses will be borne by the Fund and indirectly by all of the Fund’s Common Shareholders, including those who do not exercise their Rights and will result in a reduction of the NAV of the Common Shares. See “Distribution arrangements.”

(2)   You will pay a brokerage commission if you direct the Plan Agent (as defined under “Dividend reinvestment plan”) to sell your Common Shares held in a dividend reinvestment account.

(3)   For the fiscal year ended October 31, 2012, the Fund had approximately $45,595,628 in average daily borrowings outstanding under its Credit Facility (representing approximately 23% of the average daily value of the Fund’s Managed Assets during such period) at an average annual interest rate of 1.18%. For purposes of preparing this table, the Fund has assumed that it will use leverage through bank borrowings representing in the aggregate 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such borrowings) at terms similar to the existing Credit Facility. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund’s use of leverage will be profitable. The expenses shown under “Interest expense on bank borrowings” in the table above includes the expected interest expense on the maximum amount to which the Fund intends to borrow during the next twelve months, and the Fund currently intends during the next twelve months (i) to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets and (ii) not to issue preferred shares.

(4)   The Adviser receives a monthly fee at an annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (3). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s average Managed Assets for the fiscal year ended October 31, 2012 (plus (i) the estimated proceeds of this Offer if fully subscribed as described in note (6) and (ii) leverage in the amount of 33 1/3% of such proceeds) were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period (plus the estimated proceeds of this Offer if fully subscribed as described in note (6)).

(5)   Does not include the sales load or other expenses of the Fund incurred in connection with the Offer, estimated at $2,170,705 and $450,000, respectively. However, these expenses will be borne by all holders of the Common Shares, including those who do not exercise their Rights, and result in a reduction of the NAV of the Common Shares.

(6)   The 2.97% expense ratio assumes that the Offer is fully subscribed, yielding estimated net proceeds of approximately $55,264,749 (assuming a Subscription Price of $17.71 as of April 5, 2013), and that, as a result, based on the Fund’s average net assets for fiscal year ended October 31, 2012 of $154,480,223, the net assets attributable to Common Shareholders would be $209,774,972 upon completion of the Offer. It also assumes that net assets attributable to Common Shareholders will not increase or decrease due to currency fluctuations. If the Offer is not fully subscribed, or if the Fund increases the amount of money that it borrows, the amount of expenses borne by the Fund’s Common Shareholders will increase.

(7)   The Adviser has contractually agreed to reimburse the Fund so that total other expenses (as a percentage of net assets attributable to Common Shares of the Fund) are limited to 0.50% through February 28, 2014 (excluding (i) interest, taxes, brokerage commissions and expenditures capitalized in accordance with generally accepted accounting principles, (ii) portfolio transactions and investment related expenses and (iii) extraordinary expenses not incurred in the ordinary course of the Fund’s business). The Fund may repay any such reimbursement from the Adviser if, within three years of the reimbursement, the Fund could repay the Adviser without causing the Fund’s total other expenses (as a percentage of net assets attributable to Common Shares of the Fund) to exceed 0.50% for the fiscal year in which such repayment would occur when such amount repaid to the Adviser is included in the Fund’s total other expenses. During the Fund’s first fiscal year (period ending October 31, 2011), the Adviser reimbursed the Fund $502,176, during the Fund’s second fiscal year (period ending October 31, 2012), the Adviser reimbursed the Fund $414,490 and for the Fund’s current fiscal year (period ending October 31, 2013), the Adviser, as of February 28, 2013, has reimbursed the Fund $63,867. Under the terms of such reimbursement agreement, if the Fund’s expense ratio declines sufficiently, the Fund may be liable to the Adviser to repay such reimbursed amounts until (i) no later than October 31, 2014, in the case of amounts reimbursed during the first fiscal year, (ii) no later than October 31, 2015, in the case of amounts reimbursed during the second fiscal year and (iii) no later than February 28, 2016, in the case of amounts reimbursed during the current fiscal year, as of February 28, 2013. Thus, until those amounts are repaid, the Fund and the Common Shareholders will not enjoy any benefit of any reduced expenses per Common Share that may result from the Offer. Because interest expenses and investment related expenses are not subject to the reimbursement agreement, interest expenses and investment related expenses are included in the “Total annual expenses after expense reimbursement” line item.

The Fund’s current reimbursement agreement expires on April 30, 2014.

Example

An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return. This example assumes that (i) all dividends and other distributions are reinvested at NAV, (ii) the percentage amounts listed under “Annual expenses” above remain the same in the years shown, (iii) the expense reimbursement agreement is only in effect in year 1, and (iv) the Offer is fully subscribed as described in note (6) above. This example reflects all recurring and non-recurring fees, including payment of the 3.75% sales load and other expenses incurred in connection with the Offer. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund — Advisory Agreement.”

The example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown.

1 Year	3 Years	5 Years	10 Years
$74	$134	$197	$365